UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NanoVibronix, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

63008J108

(CUSIP Number)

Rennova Health, Inc.

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008J108	13D	Page 2 of 4

1.	Names of Reporting Persons Rennova Health, Inc. (f/k/a CollabRx, Inc.)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,095
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,095
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,095
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person CO

CUSIP No. 63008J108	13D	Page 3 of 4

Item 1. Security and Issuer

This Schedule 13D/A (this “Amendment”) amends the Schedule 13D originally filed on April 21, 2016 (the “Original Schedule 13D”) relating to the Common Stock, $.001 par value per share (the “Shares”), of NanoVibronix, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9 Derech Hashalom Street, Nesher, Israel. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. Except as expressly amended below, the Original Schedule 13D remains in effect.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of February 14, 2018, Rennova owned of record 3,095 Shares (or approximately 0.1% of the total number of Shares of the Issuer outstanding), as to which Rennova has sole dispositive and voting power.

Rennova effected the following transactions in the Shares in the open market through brokers:

Date of Transaction	No. of Shares Sold	Price Per Share

02/06/2018	500	$4.70
02/08/2018	500	$4.60
02/09/2018	500	$4.79
02/12/2018	500	$4.70

Also, on February 14, 2018, Rennova entered into a Common Stock Purchase Agreement with two investors pursuant to which Rennova sold an aggregate of 200,000 Shares. The purchase price was $4.00 per share.

Other than as set forth in this Item 5, Rennova has not entered into any transaction in the Shares in the past 60 days.

Rennova ceased to be the beneficial owner of more than 5% of the Shares on February 14, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The information disclosed in Item 5 with regard to the Agreement is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit 99.1 - Common Stock Purchase Agreement, dated as of February 14, 2018, by and among Rennova Health, Inc. and the purchasers named on the signature pages thereto (incorporated by reference to Exhibit 10.163 of Form 8-K filed by Rennova Health, Inc. with the Securities and Exchange Commission on February 15, 2018).

CUSIP No. 63008J108	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2018	Rennova Health, Inc.

	By:	/s/ Seamus Lagan
Seamus Lagan Chief Executive Officer and President